 As filed with the Securities and Exchange Commission on December 15, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: December 15, 2005

FOR IMMEDIATE RELEASE
December 15, 2005

DECISION BY THE ENTERPRISE CHAMBER OF THE
AMSTERDAM COURT OF APPEAL

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces that the Enterprise Chamber of the Amsterdam Court of Appeal has ruled in proceedings filed on behalf of Versatel shareholders Centaurus Capital, Amber Fund, Barclays Capital and certain others, that Versatel may not proceed with the proposed amendment to its corporate governance policies at its extraordinary general meeting of shareholders scheduled for tomorrow, 15 December 2005. In addition, the Enterprise Chamber has ruled that it will appoint three independent members to Versatel’s supervisory board, who will have exclusive powers to deal with material arrangements to be concluded between Versatel and Tele2. In view of this decision, Mr De Bakker who was nominated for appointment to the supervisory board at tomorrow’s shareholders meeting, sees no meaningful purpose to act on Versatel’s supervisory board and has therefore withdrawn his candidacy.

In view of these matters, at the extraordinary general meeting of shareholders scheduled for tomorrow, 15 December 2005, Versatel will withdraw the proposed resolutions to amend its corporate governance policy and to appoint Mr De Bakker as member of the supervisory board.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.